Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(in thousands of dollars)	2008		2007		2006		2005		2004

Earnings:

(Loss) income before income taxes	$(296,008)		$22,643		$514,061		$543,574		$552,666

Add: Fixed charges, excluding interest on deposits	351,672		431,320		345,253		243,239		191,648

Earnings available for fixed charges, excluding interest on deposits	55,664		453,963		859,314		786,813		744,314
Add: Interest on deposits	931,679		1,026,388		717,167		446,919		257,099

Earnings available for fixed charges, including interest on deposits	$987,343		$1,480,351		$1,576,481		$1,233,732		$1,001,413

Fixed Charges:
Interest expense, excluding interest on deposits	$334,952		$415,063		$334,175		$232,435		$178,842
Interest factor in net rental expense	16,720		16,257		11,078		10,804		12,806

Total fixed charges, excluding interest on deposits	351,672		431,320		345,253		243,239		191,648
Add: Interest on deposits	931,679		1,026,388		717,167		446,919		257,099

Total fixed charges, including interest on deposits	$1,283,351		$1,457,708		$1,062,420		$690,158		$448,747

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	0.16	x	1.05	x	2.49	x	3.23	x	3.88	x
Including interest on deposits	0.77	x	1.02	x	1.48	x	1.79	x	2.23	x